Exhibit (a)(1)


                           OFFER TO PURCHASE FOR CASH
                                  30,000 Units

                                       OF

                   METRIC PARTNERS GROWTH SUITE INVESTORS, LP

      at $86 Net Per Unit (plus release from certain litigation claims) by

                                KENNETH E. NELSON

--------------------------------------------------------------------------------
             THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,
                 ON JUNE 27, 2003 UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

Kenneth E. Nelson ("Nelson" or sometimes the "Purchaser"), hereby offers to purchase 30,000 Limited Partnership Assignee Units ("Units") in Metric Partners Growth Suite Investors, LP, a California limited partnership (the "Partnership"). Nelson is offering to pay a purchase price of $86 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 1, 2003 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). In addition, if I purchase any Units, each holder of Units (a "Limited Partner") who tenders all of his Units will be given a release in certain litigation in which the Limited Partners, as a class, have been named as defendants. Nelson is not an affiliate of the Partnership or of Metric Realty, the Managing General Partner of the Partnership. The Units sought to be purchased pursuant to the Offer represent slightly more than 50% of all Units outstanding as of the date of the Offer.

The Offer is conditioned upon the valid tender of 30,000 Units (the "Minimum Tender Condition"). If more than 30,000 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase up to 30,000 Units, on a pro rata basis, subject to the terms and conditions described in the Offer to Purchase, see "THE OFFER--Section 15--Certain Conditions of the Offer." A Limited Partner may tender any or all Units owned by that Limited Partner.

Certain other conditions to the consummation of the Offer are described in the Offer to Purchase. The Purchaser reserves the right (subject to the applicable rules and regulations of the Commission) to amend or waive any one or more of the terms and conditions of the offer. See "THE OFFER--Section 15--Certain Conditions Of The Offer."

The Offer is subject to certain risks described in this Offer to Purchase. See "THE OFFER--Introduction--Risk Factors."

                                    IMPORTANT

Any Limited Partner desiring to tender any or all of the Units held by that Limited Partner should complete and sign the Agreement of Sale (BLUE) accompanying this Offer to Purchase, in accordance with the instructions set forth in the Agreement of Sale, and mail or deliver the Agreement of Sale and any other required documents to D.F. King & Co., Inc. ("King"), at the address set forth on the back cover of this Offer to Purchase, or request his or her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction for him or her.

No person has been authorized to make any recommendation or any representation on behalf of the Purchaser or to provide any information other than as contained in this Offer to Purchase or in the Agreement of Sale. No recommendation, information, or representation may be relied upon as having been authorized.

Direct questions or requests for assistance or additional copies of this Offer to Purchase or the Agreement of Sale to King at:


                              D.F. King & Co., Inc.
                                 48 Wall Street
                               New York, NY 10005
                                  800-949-2583


                                      -ii-
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                                Table of Contents

SUMMARY TERM SHEET.............................................................v

INTRODUCTION...................................................................1

RISK FACTORS...................................................................4

THE OFFER......................................................................6

SECTION 1.  TERMS OF THE OFFER.................................................6

SECTION 2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS............6

SECTION 3.  PROCEDURES FOR TENDERING UNITS.....................................7

SECTION 4.  WITHDRAWAL RIGHTS..................................................8

SECTION 5.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.................8

SECTION 6.  CERTAIN TAX CONSEQUENCES...........................................9

SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER; METHOD OF DETERMINING THE
OFFER PRICE...................................................................11

SECTION 8.  FUTURE PLANS......................................................13

SECTION 9.  PAST CONTACT AND NEGOTIATIONS WITH GENERAL PARTNER................13

SECTION 10.  CERTAIN INFORMATION CONCERNING THE PARTNERSHIP...................14

SECTION 11.  BACKGROUND AND REASONS FOR THE OFFER.............................18

SECTION 12.  CERTAIN INFORMATION CONCERNING THE PURCHASER.....................18

SECTION 13.  SOURCE AND AMOUNT OF FUNDS.......................................19

SECTION 14.  VOTING POWER.....................................................19

SECTION 15.  CERTAIN CONDITIONS OF THE OFFER..................................19

SECTION 16.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS..........21

SECTION 17.  FEES AND EXPENSES................................................22

SECTION 18.   MISCELLANEOUS...................................................22

SCHEDULE 1....................................................................23


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                                      -iv-
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                               SUMMARY TERM SHEET

Kenneth E. Nelson ("Nelson") is offering to purchase 30,000 limited partnership assignee units ("Units") in Metric Partners Growth Suite Investors, LP, a California limited partnership (the "Partnership") for $86 per Unit, to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 1, 2003, unless a Unit holder was not entitled to receive that distribution. In addition, you will be given a release from the claim asserted against you in certain litigation if I purchase any Units from you. The following are some questions you, as a Limited Partner, may have, and the answers to those questions. I urge you to read carefully the remainder of this Offer to Purchase and the accompanying documents because the information in this summary is not complete, and additional information is contained in the remainder of this Offer to Purchase.

o How do I tender my Units?

In order to tender your Units properly, you must properly complete and execute an Agreement of Sale (BLUE) and deliver it to King at the address set forth on the enclosed business reply envelope and on the back cover of the offer to purchase not later than the time the offer expires. See "THE OFFER--Section 3--Procedures for Tendering Units."

o Is there anything else I should do if I wish to sell my Units?

Yes, you should also properly complete and execute the consent which is on the reverse of the Agreement of Sale (BLUE). The Offer is contingent upon my election as general partner replacing the current general partners, upon the settlement of all outstanding litigation against the Partnership, and upon amendment of the Limited Partnership Agreement, all of which you should vote for by executing the Consent. You have also received a Solicitation Statement which sets forth in detail information regarding such votes.
See "THE OFFER--Section 3--Procedures for Tendering Units."

o How much are you offering to pay for my securities and what is the form of payment? Will I have to pay fees or commissions?

I am offering to pay a purchase price of $86 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 1, 2003 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). In addition, you will be given a release from the claims asserted against you in certain litigation. Limited Partners who hold their units in a brokerage account or in trust should consult their advisors concerning brokerage fees, commissions or similar expenses associated with the tender of their Units. See "THE OFFER--Section 1--Terms of the Offer."

o Am I being sued? What can I do about it?

Yes, you and the other Limited Partners are named, as a class, as defendants in a fraudulent transfer lawsuit filed in San Francisco as a result of the transfer by the Partnership of $16.8 million in January, 1998. It is alleged that that transfer was made to put assets out of the reach of the Partnership's creditors. The suit seeks to force you to return that distribution, which was $275 per Unit. However, if you tender all of your Units to me, and if I purchase any of your Units, you will be given a release from liability in such lawsuit. See "THE OFFER--Section 1--Terms of the Offer."

o Who is offering to buy my Units?

Kenneth E. Nelson is offering to purchase 30,000 Units. Nelson is actively involved in the litigation of certain claims against the Partnership, and was previously active in the development of hotels, some of which were sold to the Partnership. See "THE OFFER--Section 12--Certain Information Concerning the Purchaser."

o What are the classes and amounts of securities sought in the offer?

Nelson is seeking to purchase 30,000 Units of limited partnership assignee units in the Partnership. This represents slightly more than 50% of the Partnership's outstanding Units. See "INTRODUCTION."

o Do you have the financial resources to make payment and is your financial condition relevant to my decision to tender in the offer?

I expect that approximately $2,580,000 (exclusive of fees and expenses) will be required to purchase 30,000 Units, if tendered. I will obtain such funds by means of a loan from GP Credit Co., LLC ("GP Credit"), a company of which my wife is the manager. I am not a public company and have not prepared audited financial statements. I do not think my financial condition is relevant to your decision whether to tender in the offer because the form of payment is cash. Thus, I will owe you no money following the purchase of your Units. Furthermore, I currently have a commitment for a loan sufficient for the consideration to be paid in the offer. Additionally, the offer is not subject to any financing condition. Finally, the Partnership will not rely upon me for financing if the Offer is successful. However, if you believe my financial condition is relevant, you should be aware that I have a negative net worth in excess of $10 million. See "THE OFFER--Section 13--Source and Amount of Funds."

o How long do I have to decide whether to tender in the offer?

You will have at least until 12:00 midnight, Eastern Time, on June 27, 2003, to decide whether to tender your Units in the offer. In addition, if I decide to extend the offering period as described below, you will have an additional opportunity to tender your Units.
See "THE OFFER--Section 3--Procedures for Tendering Units."

o Can the offer be extended or amended and under what circumstances?

Yes, I may elect to extend the offer: to extend the period of time during which the offer is open; upon the failure of a Limited Partner to satisfy any of the conditions specified in Section 15, to delay the acceptance for payment of, or payment for, any Units; and to amend the Offer in any respect (including, without limitation, by increasing or decreasing the offer price). However, if you do not tender your Units during the initial offering period, you will not have the opportunity to accept the Offer, unless extended.
See "THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment."

o How will I be notified if the offer is extended?

If I decide to extend the offer, I will send each Limited Partner notification of the extension, not later than 9:00 a.m., Eastern Time, on the business day after the day on which the offer was scheduled to expire. See "THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment."

o What are the most significant conditions to the offer?

I am not obligated to purchase any Units in the Offer if:

     o    less than 30,000 Units are tendered (the "Minimum Tender Condition");
     o there is not a settlement of all outstanding litigation against the Partnership (the "Settlement Condition");
     o there is not a vote by the Limited Partners to amend the Agreement of Limited Partnership to allow the transfer of more than 5% of the Units in a year (the "Transfer Amendment Condition"); or,
     o I am not elected general partner of the Partnership and the current general partners do not resign or are not removed (the "General Partner Condition").

I have the right to waive any or all of these conditions. There are also certain other conditions. See "THE OFFER--Section 15--Certain Conditions of the Offer."

o How do I withdraw previously tendered Units?

To withdraw your Units after you have tendered them, you must deliver a properly executed written notice of withdrawal with the required information to us while you still have the right to withdraw the Units. See "THE OFFER--Section 4--Withdrawal Rights."

o Until what time can I withdraw previously tendered Units?


                                      -vi-
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You can withdraw Units tendered pursuant to the Offer at any time until the expiration of seven days after the date of the Offer, or May 21, 2003, and at any time after sixty days from the date of the Offer, or July 13, 2003, and you can withdraw them at any time after the expiration date until I accept Units for payment. See "THE OFFER--Section 4--Withdrawal Rights."

o What does the Partnership think of the offer?

The Managing General Partner is required to respond to this offer. I do not currently know what Metric Realty, the Managing General Partner of the Partnership, will recommend to Limited Partners as to whether or not to tender Units pursuant to the offer. However, a tender offer was made last year for $20 per Unit. The Managing General Partner made no recommendation, expressed no opinion, and remained neutral as to that offer. Furthermore, the Partnership no longer calculates an estimated Net Asset Value ("NAV") for Units because of the uncertainty of the litigation against the Partnership. The Managing General Partner previously indicated that it would likely oppose a different offer that I proposed making, but the terms of that offer were significantly different from the terms of this Offer.

o Will there be any change to the Partnership or my Units if I decide not to tender my Units?

It is expected that following the offer, the business and operations of the Partnership will be changed substantially. I am acquiring the Units with a view toward affecting management of the Partnership. You should note that if I purchase 30,000 Units, I will own over 50% of the outstanding Units. This would represent a majority interest, which would give me control over any vote of the Limited Partners.

The Partnership will enter into a settlement of all litigation against it. Furthermore, I will cause the Partnership to vigorously pursue the lawsuit previously filed by the Partnership against James Reuben, an attorney who represented the Partnership in connection with a 1993 settlement of certain litigation. For a description of such settlement, see "THE OFFER--Section 11--Background and Reasons for the Offer." Finally, I will cause the Partnership to engage independent counsel to review the conduct of the Managing General Partner and various other advisors to the Partnership during the period of time since 1993, as I believe that there may have been breaches of their fiduciary duties during that period. Should the independent counsel find evidence of such wrongdoing, then I will cause the Partnership to attempt to recover from the wrongdoers. See "THE OFFER--Section 8--Future Plans" and "--Section 14--Voting Power."

o What is the market value of my Units as of a recent date?

There is no public trading of Units, thus determination of the market value of Units is difficult. I established the Offer Price based primarily upon my discussions with the Limited Partners who control the greatest number of Units. The Offer Price of $86 per Unit is the asking price of a partner of Peachtree Partners, who controlled more Units than any other Limited Partner at the time that I talked to him. I did not negotiate with him, but merely asked at what price he would sell. I also talked to Equity Resource Arlington Fund Limited Partnership ("Equity Resource"), which now controls more Units than any other Limited Partner as the result of its recent tender offer. I believe that these Limited Partners are sophisticated and knowledgeable about the affairs of the Partnership. While I have no agreement or understanding with such Limited Partners that they will tender their Units, based upon such discussions I believe that the Offer Price is acceptable to holders of at least 18% of the Units.

As to recent sales, Equity Resource made a tender offer for Units at $20 per Unit during the third quarter of 2002. Equity Resource reported that it acquired 2,160 Units at $20 per Unit. Secondly, Peachtree Partners made a tender offer for Units in the third quarter of 2002. Such tender offer was for $29 per Unit, was made to only a limited number of Limited Partners, and was for less than 5% of the Units. It is my understanding that approximately 120 Units were acquired by Peachtree Partners as a result of such tender offer. The sale proceeds received by the Limited Partners selling to Peachtree Partners was reduced by a $75 transfer fee. Finally, in its most recent annual report, the Partnership reported that 2,808 Units, or 4.69% of the total outstanding Units, traded in resale transactions between January 1, 2002 and December 31, 2002, at prices ranging from $10-$300 per Unit, with a simple average price of $26.78. The Purchaser and his affiliates have purchased no Units in the Partnership in the past twelve months and know of no other sales of Units in the past twelve months. See "INTRODUCTION--Market Value of the Units."


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o Who can I talk to if I have questions about the offer?

You can call D.F. King & Co., Inc, which is acting as information agent for the offer, at 800-949-2583.


                                     -viii-
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                                  INTRODUCTION

Kenneth E. Nelson ("Nelson" or the "Purchaser"), is offering to purchase 30,000 limited partnership assignee units ("Units") in Metric Partners Growth Suite Investors, LP, a California limited partnership (the "Partnership"). I am offering to pay a purchase price of $86 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 1, 2003 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). If you tender your Units in the Offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after January 1, 2003, the amount paid to you in the Offer will not be reduced by the amount of any distribution you were not entitled to receive.

In addition, you will be given a release from the claims asserted against you in certain litigation. You and the other Limited Partners are named, as a class, as defendants in a fraudulent transfer lawsuit filed in San Francisco as a result of the transfer by the Partnership of $16.8 million in January, 1998. It is alleged that that transfer was made to defraud the Partnership's creditors by putting assets out of their reach. The suit seeks to force you to return that distribution, which was $275 per Unit. However, if you tender all of your Units to me, and if I purchase any of your Units, you will be given a release from liability in such lawsuit.

The Units sought to be purchased pursuant to the Offer represent, to the best of my knowledge, slightly more than 50% of the Units outstanding as of the date of the Offer. I am not an affiliate of the Partnership.

A holder of Units (a "Limited Partner") may tender any or all Units owned by that Limited Partner.

The Offer to Purchase is conditioned upon the valid tender of at least 30,000 Units (the "Minimum Tender Condition"). If more than 30,000 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase up to 30,000 Units, on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase. The Offer is also conditioned upon: (i) settlement of all outstanding litigation against the Partnership (the "Settlement Condition");
(ii) a vote by the Limited Partners to amend the Agreement of Limited Partnership to allow the transfer of more than 5% of the Units in a year (the "Transfer Amendment Condition"); and (iii) my election as general partner of the Partnership and the resignation or removal of the current general partners (the "General Partner Condition"). However, Purchaser retains the right to waive any or all of these conditions. See "OFFER--Section 15--Certain Conditions of the Offer."

Payment of the Offer Price

For those Limited Partners who accept the Offer, a cash payment for Units will be made to those Limited Partners not later than ten (10) business days following the expiration date of the Offer and the satisfaction or waiver of all conditions to the Offer, as long as Purchaser has received from those Limited Partners a properly completed and duly executed Agreement of Sale. One of the conditions of the Offer is the removal of the current general partners. See "THE OFFER--Section 15--Certain Conditions of the Offer." In the event that the current general partners contest their removal, payment for Units will be delayed until such time as there is a final judicial determination that the current general partners were removed and I was elected general partner. The Purchaser may accept only a portion of the Units tendered by a Limited Partner in the event a total of more than 30,000 Units are tendered.

Market Value of the Units

There is no public trading of Units, thus determination of the market value of Units is difficult. I established the Offer Price based primarily upon my discussions with the Limited Partners who control the greatest number of Units. The Offer Price of $86 per Unit is the asking price of a partner of Peachtree Partners, who controlled more Units than any other Limited Partner at the time that I talked to him. I did not negotiate with him, but merely asked at what price he would sell. I also talked to Equity Resource Arlington Fund Limited Partnership ("Equity Resource"), which now controls more Units than any other Limited Partner as the result of its recent tender offer. I believe that these Limited Partners are sophisticated


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and knowledgeable about the affairs of the Partnership. While I have no agreement or understanding with such Limited Partners that they will tender their Units, based upon such discussions I believe that the Offer Price is acceptable to holders of at least 18% of the Units.

As to recent sales, Equity Resource made a tender offer for Units at $20 per Unit during the third quarter of 2002. Equity Resource reported that it acquired 2,160 Units at $20 per Unit. Secondly, Peachtree Partners also made a tender offer for Units in the third quarter of 2002. Such tender offer was for $29 per Unit, was made to only a limited number of Limited Partners, and was for less than 5% of the Units. It is my understanding that approximately 120 Units were acquired by Peachtree Partners as a result of such tender offer. The price received by the Limited Partners selling to Peachtree Partners was reduced by a $75 transfer fee. Finally, in its most recent annual report, the Partnership reported that 2,808 Units, or 4.69% of the total outstanding Units, traded in resale transactions between January 1, 2002 and December 31, 2002, at prices ranging from $10-$300 per Unit, with a simple average price of $26.78. The Purchaser and his affiliates have purchased no Units in the Partnership in the past twelve months and know of no other sales of Units in the past twelve months. As of the date of the Offer, all ten of the Partnership's investment properties have been liquidated. According to the Partnership's balance sheet, the Partnership's only significant asset is cash and cash equivalents in the amount of $6,987,000, as of December 31, 2002, the date of the most recent report of the Partnership filed with the Securities and Exchange Commission. Of that amount, distribution of all but $1,987,000 has been enjoined pending the outcome of one of the Partnership's seven current lawsuits. In addition, the general partners owe in excess of $900,000 to the Partnership upon its liquidation. The Partnership's ability to distribute money to limited partners and to liquidate the Partnership is contingent on the outcome of the lawsuits.

No Selling Commissions

Units sold in the informal market "matching service" usually require payment of a selling commission of the greater of $200 or 8.75%. If you accept the Offer, however, you will not pay any selling commission.

Transfer Fees

If you accept the Offer, the Purchaser will pay any transfer fee for this transaction.

Purpose of the Offer

The primary purpose of the Offer is to obtain control of the Partnership, settle all outstanding litigation against the Partnership, and to then cause the Partnership to attempt to recover from third parties for the damages suffered by the Partnership.

If successful, the Offer will allow the Purchaser to benefit from any one or a combination of the following:

     o any cash distributions, whether these distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;
     o any distributions of net proceeds from the liquidation of the Partnership;
     o    any cash from any redemption of the Units by the Partnership, and
     o any proceeds that may be received by the Limited Partners or by the Partnership as a result of any litigation.

The Offer is conditioned upon the valid tender of 30,000 Units. If more than 30,000 Units are tendered and not withdrawn, the Purchaser will accept up to 30,000 of the tendered Units on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase. The Offer is also subject to other conditions. See "THE OFFER--Section 15--Certain Conditions of the Offer. The Purchaser expressly reserves the right, in its sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

Certain Information About the Partnership

The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance with that act, is required to file reports and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial condition and other matters. These reports and other information may be inspected at the public


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reference facilities maintained by the SEC at room 1024, Judiciary Plaza, 450
Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the SEC located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. The Schedule TO and any amendments to the Schedule TO, including exhibits, may be inspected and copies may be obtained from the SEC in the manner specified above.

According to publicly available information, there were 59,919 Units issued and outstanding held by approximately 4,056 limited partners on February 1, 2003.

Information contained in this Offer to Purchase which relates to, or represents statements made by, the Partnership, has been derived from information provided in reports and other information filed with the SEC by the Partnership.

Limited Partners are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender their Units in the Offer.


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                                  RISK FACTORS

Before making a decision whether or not to accept the Offer, you should consider the following Risk Factors:

o In making the Offer, there has been no third party valuation or appraisal.

No independent party has been retained by Purchaser or any other person to evaluate or render any opinion to Limited Partners with respect to the fairness of the Offer Price, and no representation is made as to any fairness or other measures of value that may be relevant to Limited Partners. In making the Offer, Purchaser has not based its valuation of the Units on any third-party appraisal or valuation and it is uncertain whether the Offer Price reflects the value that would be realized upon the sale of Units by a Limited Partner to a third party. I urge Limited Partners to consult their own financial and tax advisors in connection with the Offer.

o The Offer Price may not represent fair market value of Units.

There is no established or regular trading market for Units, nor is there another reliable standard for determining the fair market value of the Units. The Offer Price does not necessarily reflect the price that Limited Partners might receive in an open market sale of Units. Those prices could be higher than the Offer Price.

o The Offer Price may not represent the value that a Limited Partner might receive upon a liquidation of the Partnership.

Although a liquidation of the Partnership is not anticipated in the near future, you might receive more value if you retain Units until the Partnership is liquidated. The Partnership no longer calculates an estimated Net Asset Value ("NAV") for Units, due primarily to the uncertainty concerning the current lawsuits. However, the actual proceeds which might be obtained upon liquidation of the Partnership are highly uncertain and could be more than the Offer Price. Limited Partners are not required to accept the Offer and tender their Units.

o There may be conflicts of interest with respect to the Offer.

Purchaser is making the Offer with a view toward making a profit. Accordingly, there is a conflict between Purchaser's desire to acquire your Units at a low price and your desire to sell your Units at a high price. Purchaser's intent is to acquire the Units at a discount to the value Purchaser might ultimately realize from owning the Units. Although Purchaser cannot predict the future value of the Partnership assets on a per Unit basis, the Offer Price could differ significantly from the net proceeds that may be realized upon future liquidation of the Partnership.

Furthermore, I am the general partner of Nashville Lodging Co., which was involved in litigation with the Partnership, and am also the husband of the manager of GP Credit, which is involved in litigation with the Partnership (GP Credit has acquired the claims against the Partnership of Nashville Lodging Co.). While a settlement of all such litigation is a condition of this Offer, GP Credit will continue to have a claim against Limited Partners who do not tender all of their Units.

o Purchaser may conduct future offers at a higher price.

It is possible that I may conduct a future offer at a higher price than the Offer Price. That decision will depend on, among other things, the performance of the Partnership, prevailing economic conditions and my interest in acquiring the Units.

o If you accept the Offer and sell your Units, you may recognize taxable gain on your sale.

A sale of Units in the Offer will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the Units you transfer to us. The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and I urge you to consult your own tax advisor in connection with the Offer.

o If you accept the Offer and sell your Units, you will lose the right to share in the future profits of the Partnership.

Limited Partners who sell their Units will be giving up the opportunity to participate in any future potential benefits associated with ownership of Units, including the right to participate in any future distribution of cash or property.

o The Purchaser has not engaged a depository to hold tendered units until payment.

A depository is an independent agent who holds tendered units until payment. The Purchaser has not engaged a depository for the Offer and the transfer of units will not be dependent on a depository's determination that payment has been made. The primary risk associated with the Purchaser's decision to not engage a depository is that the Purchaser will have access to tendered units before all terms of the Offer (including payment for the Units) are complete.

o I will be elected as general partner of the Partnership before I am obligated to purchase any Units.

A condition of the Offer is that I be elected general partner of the Partnership. Thus, such election must take place prior to the time at which I am obligated to purchase any Units. To alleviate this risk, I agree to resign as general partner should I fail to fulfill my obligations under the Offer.

o The Offer will give me control of the Partnership.

If the Offer is successful, I will own a majority of the Units, and I also will have been elected as the general partner, thereby giving me control of the Partnership.

o The current general partners may contest their removal.

My obligation to pay for Units will not arise until such time as the current general partners have been removed or have resigned. In the event that the current general partners refuse to resign, or chose to contest their removal, in will be necessary to ask a court to determine that they were properly removed. Doing so would delay payment for the Units.

                                    THE OFFER

Section 1.  Terms of the Offer.

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 30,000 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on June 27, 2003, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

If you tender your Units, you will receive both cash and certain non-cash consideration for them. You will receive $86 in cash, less certain distributions if the Partnership makes them. You will also receive a release in certain litigation against you. GP Credit has filed a fraudulent transfer action against the Partnership, the class of all persons who were Limited Partners as of January 13, 1998, the Managing General Partner, and others affiliated with the Managing General Partner. If successful, GP Credit will obtain a judgment against each Limited Partner who is a member of that class in an amount equal to the distribution made to such Limited Partner as of January 13, 1998, or $275 per Unit. In that event, GP Credit would likely attempt to collect on such judgment by all means permitted by law, which could include placing liens upon your property. However, GP Credit has agreed, in exchange for certain consideration from me, to release you from liability in that lawsuit if you tender all of your Units to me, and if I purchase any of your Units.

The Offer is conditioned upon the satisfaction of certain conditions. See "Offer--Section 15--Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if:

     o    less than 30,000 Units are tendered (the "Minimum Tender Condition");
     o there is not a settlement of all outstanding litigation against the Partnership (the "Settlement Condition");
     o there is not a vote by the Limited Partners to amend the Agreement of Limited Partnership to allow the transfer of more than 5% of the Units in a year (the "Transfer Amendment Condition"); or,
     o I am not elected general partner of the Partnership and the current general partners do not resign or are not removed (the "General Partner Condition").

Purchaser reserves the right (but shall not be obligated) to waive any or all of these conditions. If any or all of those conditions have not been satisfied or waived by the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, (ii) terminate the Offer and return all tendered Units to tendering Limited Partners, (iii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, purchase all Units validly tendered, (iv) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (v) otherwise amend the Offer.

Section 2.  Proration; Acceptance for Payment and Payment for Units.

If fewer than 30,000 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, may accept for payment any or all of those Units so tendered, but is under absolutely no obligation to do so.

If more than 30,000 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 30,000 Units so tendered, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units. Purchaser may elect to purchase more than 30,000 Units, but is under absolutely no obligation to do so.

In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will announce the final results of proration as soon as practicable, but in no event later than five (5) business days following the later of the Expiration Date or the date on which all conditions have been satisfied or waived. A letter announcing the final results of proration will be mailed to all tendering limited partners and a press release announcing the final results of proration will be released. Purchaser will not pay for any Units tendered until after the final results of proration have been determined.

Payment for the Units accepted for payment will be made within ten (10) business days of the later of the Expiration Date or the date on which all conditions have been satisfied or waived. One of the conditions of the Offer is the removal of the current general partners. See "THE OFFER--Section 15--Certain Conditions of the Offer." In the event that the current general partners contest their removal, payment for Units will be delayed until such time as there is a final judicial determination that the current general partners were removed and I was elected general partner.

Section 3.  Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale (BLUE) must be received by Purchaser at King's office, whose address is set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date and not withdrawn prior to the Expiration Date. A Limited Partner may tender any or all Units owned by that Limited Partner. At least ten (10) business days will remain in the offer in the event the offer price is reduced by any distributions with respect to the Units.

The delivery of the Agreement of Sale will be deemed made only when actually received by me. Sufficient time should be allowed by a Limited Partner electing to tender Units in the Offer to ensure timely delivery.

Backup Federal Income Tax Withholding. A tendering Limited Partner must verify that Limited Partner's correct taxpayer identification number or social security number, as applicable, and make certain warranties and representations that it is not subject to backup federal income tax withholding as set forth in the Agreement of Sale. Any Limited Partner wishing to tender Units under the Offer who is subject to backup withholding, including nonresident aliens and foreign corporations, should contact the Purchaser's information agent for information regarding the tender procedure for limited partners subject to backup withholding.

Tenders by Beneficial Holders. A tender of Units can only be made by the Registered Owner of those Units, and the party whose name appears as Registered Owner must tender those Units on behalf of any beneficial holder, as set forth in the "Instructions" to the Agreement of Sale.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the form of documents and validity, eligibility (including time of receipt), and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

Other Requirements. By executing and delivering the Agreement of Sale, a tendering Limited Partner (who does not properly withdraw acceptance of the Offer prior to the Expiration Date) irrevocably appoints the Purchaser as that Limited Partner's proxy, with full power of substitution. All proxies are irrevocable and coupled with an interest in the tendered Units and empower the Purchaser to exercise all voting and other rights of such Limited Partner as it in its sole discretion may deem proper at any meeting of Limited Partners. The complete terms and conditions of the proxy are set forth in the Agreement of Sale.

By executing and delivering the Agreement of Sale, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact. This appointment will be effective upon Purchaser's payment for the Units. The complete terms and conditions of the Power of Attorney are set forth in the Agreement of Sale.

By executing and delivering the Agreement of Sale, a tendering Limited Partner will irrevocably assign to the Purchaser and its assignees all right, title, and interest that the Limited Partner has to the Units, including, without limitation, any and all distributions made by the Partnership after January 1, 2003, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date and whether those distributions are classified as a return on, or a return of, capital. The complete terms and conditions of the assignment of the Units are set forth in the Agreement of Sale.

By executing the Agreement of Sale, a tendering Limited Partner represents that either:

     o the Limited Partner is not a "plan" subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or
          Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R ss.2510-3-101 of any "plan"; or
     o the tender and acceptance of Units pursuant to the applicable Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

By executing the Agreement of Sale, a tendering Limited Partner also agrees that regardless of any provision in the Partnership's Agreement of Limited Partnership which provides that a transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Offer Price will be reduced by any distributions with respect to the Units after January 1, 2003, whether those distributions are classified as a return on, or a return of, capital, unless, with respect to a limited partner, that limited partner was not entitled to receive that distribution.

Limited Partners will not have any appraisal or dissenters' rights with respect to or in connection with the Offer.

Section 4.  Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn by or on behalf of the depositor at any time until the expiration of seven days after the date of the Offer, or May 21, 2003, and at any time after sixty days from the date of the Offer, or July 13, 2003. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time prior to the end of the extension period. In addition, limited partners have a right to withdraw tendered shares at any time after the expiration of the Offer until I accept Units for payment. Tendering Limited Partners will additionally have withdrawal rights as provided under Exchange Act 14(d)(5).

In order for a withdrawal to be effective, a signed, written transmission notice of withdrawal must be timely received by the Purchaser at King's office, whose address is set forth on the last page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, and the number of Units to be withdrawn. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following the procedures described in Section 3.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

Section 5.  Extension of Tender Period; Termination; Amendment.

The Purchaser expressly reserves the right, in its sole discretion, at any time: to extend, for a specific period of time, the Offer's expiration date; and, to amend the Offer in any respect (including, without limitation, by increasing or decreasing the Offer Price).

Any extension, or amendment will be followed as promptly as practicable by a mailing notifying each Limited Partner, the mailing in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. Any extension or amendment will be announced by press release on the date of the amendment or extension in accordance with Rule 14e-1(d). Any mailing or press release announcing an amendment or extension will include the approximate number of Units tendered at the time of the extension or amendment.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by the rules and regulations of the SEC. The minimum period during which an Offer must remain open following a material change in the terms of the Offer or of information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought, however, a minimum ten-business-day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday, or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

Because Purchaser is offering to purchase less than 100% of the Units, there will be no "subsequent offering period" as defined in Rule 14d-11 of the Exchange Act.

Section 6.  Certain Tax Consequences

The following is a summary of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of that Limited Partner's specific circumstances, or that may be relevant to Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THAT LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

Consequences to tendering Limited Partners. A Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and (ii) that Limited Partner's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Limited Partner for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section
752). The amount of a Limited Partner's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon that Limited Partner's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a Limited Partner with respect to those Units, and distributions to a Limited Partner. In this regard, tendering Limited Partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the last day of the month preceding the effective date of the sale.

Subject to Code Section 751 (discussed below), the gain or loss recognized by a Limited Partner on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Limited Partner as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed at long-term capital gain rates not exceeding 20 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of 39.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Limited Partner with respect to the disposition of the Units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayer can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.

A portion of Limited Partner's gain or loss on a sale of a Unit pursuant to the Offer may be treated as ordinary income or loss. That portion will be determined by allocating a Limited Partner's amount realized for a Unit between amounts received in exchange for all or a part of the Limited Partner's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items.
Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751. The difference between the portion of the Limited Partners amount realized that is allocable to Section 751 items and the portion of the Limited Partner's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss. The difference between the Limited Partner's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Limited Partner as a capital asset.

Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of that person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a Limited Partner is subject to these restrictions and has unused passive losses from prior years, those losses will generally become available upon a sale of Units, provided the Limited Partner sells all of his or her Units. If a Limited Partner does not sell all of his or her Units, the deductibility of those losses would continue to be subject to the passive activity loss limitation until the Limited Partner sells his or her remaining Units.

Gain realized by a foreign Limited Partner on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. Purchaser will withhold 10% of the amount realized by a tendering Limited Partner from the Purchase Price payable to that Limited Partner unless the Limited Partner properly completes and signs the Agreement of Sale certifying the accuracy of the Limited Partner's TIN and address, and that the Limited Partner is not a foreign person. Amounts withheld are creditable against a foreign Limited Partner's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.

A Limited Partner who tenders Units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Limited Partner must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferees within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year).

Consequences to a non-tendering Limited Partner. Purchaser anticipates that a Limited Partner who does not tender his or her Units will not realize any material adverse federal income tax consequences as a result of the decision not to tender. In a preliminary proxy statement filed with the SEC January 15, 2003, the Partnership stated: "The Managing General Partner engaged outside counsel to assist in review of the costs, risks and benefits of the Proposed Amendment. Counsel to the Partnership and the Managing General Partner rendered a tax opinion to the Partnership and the Managing General Partner, to the effect that even if the Partnership is classified as a publicly traded partnership there are no present materially adverse federal tax consequences to the Partnership attributable to such classification and if the Partnership were to be terminated for tax purposes by reason of a sale or exchange of a 50% or more interest in Partnership profits and capital within a 12-month period there are no material adverse federal income tax consequences for the Partnership or its partners. Counsel did not opine on the consequences under the income tax law of any State but has observed that most State's tax laws, including California law, are likely to be similar to federal tax law in these areas, if there are any State income tax laws in these areas at all."

Section 7. Purpose and Effects of the Offer; Method of Determining the Offer Price.

I am acquiring the Units with a view toward affecting management of the Partnership. You should note that if I purchase 30,000 Units, I will own over 50% of the outstanding Units. This would represent a majority interest, which would give me control over any vote of the limited partners. Furthermore, the Offer is conditioned upon my election as the sole general partner.

It is expected that following the offer, the business and operations of the Partnership will be changed substantially. The Partnership will enter into a settlement of all outstanding litigation against it. Furthermore, the Partnership will vigorously pursue the lawsuit previously filed by the Partnership against James Reuben, an attorney who represented the Partnership in connection with the 1993 settlement. Finally, the Partnership will engage independent counsel to review the conduct of the general partners and various other advisors to the Partnership during the period of time since 1993, as I believe that there may have been breaches of their fiduciary duties during that period. Should the independent counsel find evidence of such wrongdoing, then the Partnership will attempt to recover from the wrongdoers.

However, other than as described above or in Section 8-Future Plans, the Purchaser has no plans that relate to or would result in:

     o any extraordinary transaction, such as a merger or consolidation, involving the Partnership;
     o any purchase, sale or transfer of a material amount of assets of the Partnership;
     o any material change in the distribution policy of the Partnership or in its capitalization or indebtedness.

The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. No independent party has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made as to the fairness of the Offer Price. The Purchaser may in the future seek to acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable.

Method of Determining the Offer Price. The methodology and information discussed below represent the only analysis of the Offer Price completed by me in connection with the Offer. I established the Offer Price based primarily upon my discussions with the Limited Partners who control the greatest number of Units. The Offer Price of $86 per Unit is the asking price of a partner of Peachtree Partners, who controlled more Units than any other Limited Partner at the time that I talked to him. I did not negotiate with him, but merely asked at what price he would sell. I also talked to Equity Resource, which now controls more Units than any other Limited Partner as the result of its recent tender offer. I believe that these Limited Partners are sophisticated and knowledgeable about the affairs of the Partnership. While I have no agreement or understanding with such Limited Partners that they will tender their Units, based upon such discussions I believe that the Offer Price is acceptable to holders of at least 18% of the Units.

I also considered the reasonableness of the Offer Price based upon my own review of the Partnership. First, I considered the liabilities of the Partnership. The Partnership is a defendant in several lawsuits (lengthy descriptions of these lawsuits are given in the Partnership's most recent annual and quarterly reports). One lawsuit against the Partnership claims damages from the Partnership's breach of a settlement agreement in excess of $12 million, nearly twice the Partnership's current cash and cash equivalents. The Partnership has already been found liable for breach, although the court also found the Partnership caused no damages. The matter is now proceeding before the appellate court. Furthermore, in January, 1998, the Partnership distributed $16.8 million on the morning of the hearing of a motion to block any such distribution. As a result of that distribution, the Partnership was left without sufficient funds to pay all claims against it in the event that it does not prevail in its litigation. Accordingly, a fraudulent transfer suit has been filed against the Partnership and the Limited Partners as a class. Punitive damages are sought in that action. Furthermore, as a result of the fraudulent transfer suit, each Limited Partner may be found liable in an amount equal to the distribution made to him in January, 1998, $275 per Unit. Judgment could issue against each such Limited Partner, and the plaintiff could then seek to enforce such judgments against the assets of such Limited Partners. Furthermore, the Uniform Limited Partnership Act, as adopted by California at Cal. Corp. Code ss. 15517(4), states: "When a contributor has rightfully received the return in whole or in part of the capital of his contribution, he is nevertheless liable to the partnership for any sum, not in excess of such return with interest, necessary to discharge its liabilities to all creditors who extended credit or whose claims arose before such return." Thus, Limited Partners could, under certain circumstances, be liable for all capital contributions returned to them, plus interest.

Next, I considered the assets of the Partnership. That asset review first focused on the Partnership's current cash position. As of the date of the Offer, all ten of the Partnership's investment properties have been liquidated. The Partnership's balance sheet shows that the only significant asset is cash and cash equivalents of $6,987,000 ($117 per Unit). Of that amount, all but $1,987,000 ($33 per Unit) has been enjoined pending the outcome of one of the Partnership's seven current lawsuits. The Partnership's ability to distribute this money to the limited partners and to liquidate the Partnership is contingent on the outcome of the lawsuits.

My asset review then focused upon other assets of the Partnership, in particular upon the claim of the Partnership against James Reuben ("Reuben"), an attorney who represented the Partnership in connection with the 1993 settlement of certain litigation, and also upon possible claims against others who may have failed to fulfill their obligations to the Partnership. Unless the management of the Partnership is changed, I believe that the value of such claims to the Partnership is nothing. However, if the Offer is successful, I believe that such claims have substantial value.

I believe any claims against the Managing General Partner have no value to the Partnership unless the Managing General Partner is removed from control. However, if the Offer is successful, I will cause the Partnership to engage attorneys, who have never represented me, to review the conduct of the Managing General Partner. Should such review reveal the existence of claims, I will cause the Partnership to pursue such claims. It is my feeling at this time, without having access to the books and records of the Partnership, that such claims may be worth millions of dollars.

Because of the uncertainty concerning the duration and the ultimate outcome of the lawsuits, the Purchaser was unable to determine a liquidation value for the Partnership. Given the fact that the Partnership's properties have been sold, the liquidation value would represent the most accurate value of the Partnership and its Units. Without the ability to calculate an accurate liquidation value, the Purchaser's Offer Price should be considered speculative in nature. Limited partners should note that the Partnership no longer calculates an estimated Net Asset Value ("NAV") for Units. This is due primarily to the uncertainty concerning the current lawsuits. The Purchaser reviewed the Partnership's Annual Report on Form 10-K for the year ended December 31, 2002 ("2002 10-K") and its quarterly report on Form 10-Q for the period ended September 30, 2002.

Other measures of value may be relevant to a Limited Partner, and all Limited Partners are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial, or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership. The purpose of the Offer to allow the Purchaser to benefit to the greatest extent possible from any one or a combination of the following:

     o any cash distributions, whether those distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;
     o any distributions of net proceeds from the sale of assets by the Partnership;
     o any distributions of net proceeds from the liquidation of the Partnership;
     o    any cash from any redemption of the Units by the Partnership, and
     o any proceeds that may be received by the Limited Partners or by the Partnership as a result of litigation.

Price Range of Units; Distributions.

Lack of Public Market. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by the American Partnership Board, which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than by accepting the Offer) because the Units are not listed or traded on any national securities exchange or quoted on NASDAQ. The Purchaser and its affiliates have purchased no Units in the Partnership in the past twelve months.

Section 8.  Future Plans.

Future Plans of the Purchaser. The Purchaser is acquiring the Units pursuant to the Offer for purposes of gaining control of the Partnership. The Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. The Purchaser does not currently have any plan or purpose (either formal of informal) of acquiring Units in a series of successive and periodic offers in order to acquire Units over time at the lowest possible price at which Unit holders are willing to sell.

Future Plans of the Partnership. A condition of the Offer is settlement all outstanding litigation against the Partnership. The general terms of the settlement are that the Partnership will agree to entry of a judgment in favor of GP Credit against the Partnership for $10 million. The Partnership will immediately pay $4 million to GP Credit, and GP Credit will agree that it will not attempt to collect more than $4 million of such judgment for a period of three years following entry of the judgment. GP Credit will further agree that following such three-year period it will not attempt to collect more from the Partnership than an amount which would leave the Partnership with $2 million (including amounts owed by the current general partners due to the negative balances in their capital accounts) immediately prior to liquidation. For the complete text of the proposed settlement agreement, see the Solicitation Statement sent to you with this Offer, Exhibit B.

Certain claims that may constitute assets of the Partnership are discussed above. See Section 7--Purpose and Effects of the Offer. Should a review determine that the Partnership does in fact have viable claims against the Managing General Partner or others, I presently intend to cause the Partnership to offer such persons the chance to have such claims decided in binding arbitration before Judge William Cahill, Retired. Judge Cahill oversaw the settlement in 1993 to which the Partnership is a party, and subsequently heard a number of motions regarding that settlement. Judge Cahill joined the California Superior Court on January 4, 1991. He was named San Francisco "Trial Judge of the Year" by the San Francisco Trial Lawyers after only two years on the bench. In 1998, the San Francisco Examiner also rated him the city's top judge in a five-part article based on an extensive poll of Bay Area attorneys. Judge Cahill joined JAMS, a dispute resolution firm, in 2000 at age 50. The Partnership has previously rejected my suggestion that certain issues be arbitrated by Judge Cahill.

Alternatively, I presently intend to cause the Partnership to pursue any such claims in the appropriate courts. Such pursuit make take a number of years, which would delay liquidation of the Partnership.

Following the resolution of the claims against third parties, if any, I presently intend to cause the Partnership to be liquidated.

Section 9.  Past Contact and Negotiations with General Partner.

Since prior to formation of the Partnership, and continuing until the date of this Offer, I have engaged in ongoing conversations and exchanges of correspondence with various affiliates of the Partnership and affiliates of the Managing General Partner of the Partnership. Entities with which I was affiliated sold two Residence Inns to the Partnership, sold a third to an affiliate of the Partnership, and discussed selling a fourth to the Partnership. Another entity with which I was affiliated sold a Hampton Inn to an affiliate of the Partnership. Entities with which I was affiliated managed two Residence Inns for the Partnership, and managed a Hampton Inn for an affiliate of the Partnership. I, and entities with which I am affiliated, entered into an agreement with the Partnership in 1993 to settle certain claims. That agreement obligated the Partnership, among other things, to purchase the land under the Residence Inn--Nashville. When the Partnership breached that agreement, litigation was the result, and I have been in regular contact with the Partnership regarding such litigation ever since.

Contact with the Managing General Partner regarding a tender offer began on August 12, 2002, when I offered to make a tender offer for a majority of the Units at $65 per Unit if the Partnership would treat the offer as a friendly offer. The offer was rejected. Another offer to make a tender offer was made on September 23, 2002, for $60 per Unit, reflecting what appeared to be a weakening market for the Units. I urged the Managing General Partner to allow the Limited Partners to vote on a settlement of certain litigation rather than keeping the decision out of the hands of the Limited Partners. This offer was rejected. Finally, on October 7, 2002, I again offered to make a tender offer at $60 per Unit, if treated as friendly. This too was rejected. In rejecting all such offers, the Managing General Partner has refused to identify the terms and conditions which would be acceptable to it, although I requested that it do so.

Neither the Partnership, the Managing General Partner or any of their affiliates have disclosed to the Purchaser or disclosed in any filings made by the Partnership with the SEC, any plans or intentions to liquidate the Partnership.

Section 10.  Certain Information Concerning the Partnership.

Except as otherwise indicated, information contained in this Section 10 is based upon filings made by the Partnership with the SEC. Purchaser is not assuming any responsibility for the accuracy or completeness of any information contained in this Section 10 which is derived from those filings, or for any failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any information but which are unknown to the Purchaser. Purchaser believes, but may be wrong, that the filings made by the Partnership with the SEC fail to adequately disclose certain material issues as to claims the Partnership may have, particularly against James Reuben and the Managing General Partner. See Section 7--Purpose and Effects of the Offer. Purchaser also believes that to the extent that the description of the Partnership's litigation suggests that the Partnership is not liable for substantial damages such filings are also false.

General. The Partnership's principal executive offices are located at One California Street, Suite 1400, San Francisco, CA 94111. Its telephone number is 415-678-2000.

The Partnership's primary business was real estate ownership and related operations. The Partnership was organized in 1984 under the California Uniform Limited Partnership Act. The principal business of the Partnership was to acquire, hold for investment, manage and ultimately sell all-suite, extended stay hotels, which are operated under franchise licenses from Residence Inn by Marriott, Inc. Beginning in April 1988, the Partnership offered $60,000,000 in Limited Partnership Assignee Units. The offering was closed on June 30, 1989, with total funding of $59,932,000. The net proceeds of the offering were used to purchase ten hotel properties. The acquisition activities of the Partnership were completed on March 16, 1990, with the purchase of the Residence Inn-Altamonte Springs. Since that time, the principal activity of the Partnership has been managing its portfolio. As the Partnership's long-term goal was to ultimately liquidate the portfolio, the markets where the hotels are located were monitored on an ongoing basis for potential sales opportunities. The Partnership entered into a purchase and sale agreement for the Residence Inn--Atlanta (Perimeter West) with an unaffiliated buyer and sold the property on October 3, 1995. In 1997, the Partnership marketed eight of the nine remaining hotels for sale, and on December 30, 1997, the hotels were sold to an unaffiliated buyer. The Partnership's last property, the Residence Inn-Nashville, was sold through foreclosure on June 18, 1999.

Originally Anticipated Term of Partnership; Alternatives. The Partnership was formed to invest in real estate. In 1988, investors were told that the anticipated holding period of the Partnership's assets was five to ten years.

Selected Financial and Property-Related Data. Set forth on the following pages is a summary of certain financial and statistical information with respect to the Partnership, all of which has been excerpted or derived from the Partnership's most recent Form 10-K for the quarter ended December 31, 2002. More comprehensive financial and other information is included in those reports and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to those reports and other documents and all the financial information and related notes contained in those reports.

                        [THIS PAGE INTENTIONALLY BLANK]

                  METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
                        a California Limited Partnership

                                 BALANCE SHEETS

                                                                    December 31,     December 31,
                                                                            2002             2001
ASSETS
Cash and Cash Equivalents                                             $1,987,000       $2,302,000
Restricted Cash                                                        5,000,000        5,000,000
TOTAL ASSETS                                                           6,987,000        7,302,000
LIABILITIES AND PARTNERS' EQUITY
Other Liabilities                                                         44,000           31,000
TOTAL LIABILITIES                                                         44,000           31,000
PARTNERS' EQUITY (DEFICIENCY):
General Partners                                                       (914,000)        (914,000)
Limited Partners (59,932 Units Outstanding)                            7,857,000        8,185,000
TOTAL PARTNERS' EQUITY                                                 6,943,000        7,271,000
TOTAL LIABILITIES AND PARTNERS' EQUITY                                 6,987,000        7,302,000

--------------------------------------------------------------------------------------------------

                  METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
                        a California Limited Partnership

                   STATEMENTS OF PARTNERS' EQUITY (DEFICIENCY)
                 For the Years Ended December 31, 2002 and 2001

                                                                General      Limited
                                                               Partners     Partners         Total

Balance, January 1, 2002                                     $(914,000)   $8,185,000    $7,271,000
Net Loss                                                              0    (328,000)     (328,000)
Balance, December 31, 2002                                   $(914,000)   $7,857,000    $6,943,000

Balance, January 1, 2001                                     $(914,000)   $8,134,000    $7,220,000
Net Income                                                            0      141,000       141,000
Balance, December 31, 2001                                   $(914,000)   $8,275,000    $7,361,000

                  METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
                        a California Limited Partnership

                            STATEMENTS OF OPERATIONS

                                                                              For the Years Ended
                                                                                 December 31,

                                                                                  2002           2001
REVENUES:
Interest and Other                                                             123,000        294,000
Total Revenues                                                                 123,000        294,000
EXPENSES:
General and Administrative                                                     451,000        243,000
Total Expenses                                                                 451,000        243,000
NET (LOSS) INCOME                                                           $(328,000)        $51,000
NET (LOSS) INCOME PER LIMITED PARTNERSHIP ASSIGNEE UNIT                           $(5)             $1

---------------------------------------------------------------------------------------------------------

                  METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
                        a California Limited Partnership

                            STATEMENTS OF CASH FLOWS

                                                                           For the Years Ended
                                                                                December 31,
                                                                            2002             2001

OPERATING ACTIVITIES
Net (Loss) Income                                                     $(328,000)          $51,000
Adjustments to reconcile Net (Loss) Income to net cash
(used) provided by operating activities:
  Changes in operating assets and liabilities:
    Accounts Receivable                                                       --          134,000
    Accounts Payable, accrued expenses, and other liabilities             13,000         (35,000)
Net cash (used) provided by operating activities                       (315,000)          240,000
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                       (315,000)          240,000
Cash and cash equivalents at beginning of period                       2,302,000        2,067,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD                            $1,987,000       $2,307,000

Other Information. The Partnership is subject to the reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the SEC relating to its business, financial results and other matters. These reports and other documents may be inspected at the SEC's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates, and at the regional offices of the SEC located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies should be available by mail upon payment of the SEC's customary charges by writing to the SEC's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and other information filed electronically with the SEC, the address of which is http://www.sec.gov.

Cash Distributions History. The Partnership made no cash distributions in 2002, 2001 or 2000. Its last cash distribution of $85 per Unit was made in 1999.

Section 11.  Background and Reasons for the Offer.

By way of background, my dealings with the Partnership began when the Partnership purchased Residence Inns in Ontario, California and Nashville, Tennessee from partnerships of which I was the general partner. Following such sales, entities controlled by me continued to manage the Inns. In 1990, the Partnership refused to provide funds for the 5-year renovation of the Residence Inn--Ontario, as it was obligated to do. As a result, the management company controlled by me terminated that management contract. Litigation regarding that, and regarding additional monies owed for the purchase of that Inn, followed. As its defense to paying the additional purchase price, the Partnership claimed to have mistakenly left a sentence out of the purchase contract.

On March 23, 1993, before Judge Cahill in San Francisco, the Partnership agreed to settle that litigation, and also agreed to purchase the land under the Residence Inn--Nashville. The Partnership had already purchased the Residence Inn--Nashville in 1989. However, within weeks of the settlement, the Partnership refused to perform its obligations under that settlement agreement. The Partnership claims to have made a mistake in entering into such agreement, although the Managing General Partner has never disclosed such mistake to the Partnership. As a result of the Partnership's refusal to perform its obligations, the Partnership and entities related to me have been involved in considerable litigation.

The reasons for this offer are to allow the Limited Partners to vote on a settlement of all litigation against it, to allow the Partnership to effectively pursue its claims against those who may have breached their duties to the Partnership, and to allow me to profit from such actions. As discussed above, I do not believe that the Partnership will effectively pursue its claims against third parties unless control of the Partnership is given to me. See Section 7--Purposes and Effects of Offer. However, if I have control of the Partnership, I believe that such claims have sufficient value to the Partnership to allow me to profit from my purchase of Units.

Section 12.  Certain Information Concerning the Purchaser.

The Purchaser, Kenneth E. Nelson, is an individual citizen of the United States. His office is located at 4107 W. Gazebo Hill Blvd. N107, Mequon, WI 53092. Set forth below is his present principal occupation and five (5) year employment history.

Mr. Nelson has been a general partner of Nashville Lodging Co., which owned the land and buildings of the Residence Inn--Nashville from 1986, and since 1993 is principally involved in handling the various litigation which has resulted from the Partnership's breach of a settlement agreement it entered into in 1993. Mr. Nelson was previously active in the development of hotels, primarily Residence Inns. Mr. Nelson is a certified public accountant and a real estate broker. He holds two degrees (a BBA in accounting and an MBA in finance and accounting) from the University of Wisconsin.

During the past five years, Mr. Nelson has not been convicted in a criminal proceeding or been a party to any procedural or administrative proceeding that resulted in a judgment, decree or final order enjoining Mr. Nelson from future violations of, or prohibiting activities subject to, federal or state securities law, or a finding of any violation of federal or state securities law.

Except as otherwise set forth in this Offer to Purchase,

     o neither the Purchaser, nor any affiliate of the Purchaser, beneficially owns or has a right to acquire any Units, other than 5 Units owned by my wife;
     o neither the Purchaser, nor any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Units;
     o neither the Purchaser or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations;
     o there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between the Purchaser or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and
     o there have been no contracts, negotiations, or transactions between the Purchaser or, to the best knowledge of the Purchaser, any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Sections 8 and 9 of this Offer) or other acquisition of securities, an election or removal of the General Partner (other than as currently proposed), or a sale or other transfer of a material amount of assets.

Section 13.  Source and Amount of Funds.

The Purchaser expects that approximately $2,580,000 (exclusive of fees and expenses) will be required to purchase 30,000 Units, if tendered. The Purchaser does not have the financial wherewithal to purchase the tendered Units, but will obtain such funds by means of a loan (the "Loan") from GP Credit, an entity of which his wife is the manager. GP Credit has committed itself to make a loan of this amount. The Loan will be secured by any Units purchased by me, will carry an interest rate of 15%, and will have a term of three years. Purchaser plans to repay the Loan with proceeds from the liquidation of the Partnership.

I am not a public company and have not prepared audited financial statements. I do not believe that my financial condition is relevant to the Offer as the Offer is a cash offer and tendering Limited Partners will be owed no money by me following completion of the Offer. Moreover, the Partnership will not rely upon me for financing if the Offer is successful. However, if you believe my financial condition is relevant, you should be aware that I have a negative net worth in excess of $10 million. Most of my obligations are to GP Credit.

It is estimated that the following costs will be incurred in connection with the
Offer: filing, $208; legal, $5,000; accounting and appraisal fees, $0; solicitation expenses, $12,500; and printing costs, $10,000. The Partnership has not paid, and will not be responsible for paying such expenses.

The Purchaser represents to all tendering Limited Partners that the Purchaser has, by way of the Loan, the financial wherewithal to accept for payment and thereby purchase all 30,000 Units which the Purchaser has offered to purchase in this Offer to Purchase. No alternative financing plan exists.

Section 14.  Voting Power.

I currently own no Units. My wife currently owns 5 Units. However, if the Offer is successful, I will own in excess of 50% of the Units and will be the general partner. Thus, I will have control of the Partnership.

Section 15.  Certain Conditions of the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time, in its sole discretion, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Units promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Units, and may terminate the Offer, if, in the sole judgment of the Purchaser, (1) on or prior to the Expiration Date, any one or more of the Minimum Tender Condition, the Settlement Condition, the Amendment Condition, or the General Partner Condition has not been satisfied, or (2) at any time on or after April 28, 2003 and before the time of payment for any such Units (whether or not any Units have theretofore been accepted for payment pursuant to the Offer), any of the following events shall occur or shall be determined by the Purchaser to have occurred:

         (1) there has been or will be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign that, in the reasonable judgment of the Purchaser, would be expected to, directly or indirectly:

         - make illegal or otherwise prohibit or materially delay consummation of the Offer or seek to obtain material damages or make materially more costly the making of the Offer,

         - impose material limitations on the ability of the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Units, including, without limitation, the right to vote any Units acquired or owned by the Purchaser on all matters properly presented to the Limited Partners of the Partnership, or

         - result in a material adverse effect on the Purchaser or the Partnership; or

         (2) there has been or will be instituted or pending any action or proceeding by any governmental entity or third party seeking, or that would reasonably be expected to result in any of the consequences referred to in the clauses of paragraph (1) above, which, in the sole judgment of the Purchaser, in any such case and regardless of the circumstances (including any action or inaction by the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances (including any action or inaction by the Purchaser) giving rise to any such conditions and may be waived by the Purchaser in whole or in part at any time and from time to time, in each case, in the exercise of the sole discretion of the Purchaser. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Purchaser concerning any condition described in this
Section 15 shall be final and binding on all parties. A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

Should the Offer be terminated pursuant to the foregoing provisions, all tendered Units not theretofore accepted for payment shall forthwith be returned to the tendering Unit holders.

The Minimum Tender Condition. The Offer is conditioned upon my acquiring at least 30,000 Units, which is a majority of the Units. Ownership of a majority of the Units will give me control of the Partnership.

The Settlement Condition. The Offer is conditioned upon a settlement of all outstanding litigation against the Partnership. You are simultaneously being asked to vote, by means of the Consent, for such settlement. Entities which are related to me are the plaintiffs in such litigation, thereby causing me to presently have a conflict of interest with the Partnership. One of my objectives in making the Offer conditional upon such settlement is to eliminate that conflict of interest. The general terms of the settlement are that the Partnership will agree to entry of a judgment in favor of GP Credit against the Partnership for $10 million. The Partnership will immediately pay $4 million to GP Credit, and GP Credit will agree that it will not attempt to collect more than $4 million of such judgment for a period of three years following entry of the judgment. GP Credit will further agree that following such three-year period it will not attempt to collect more from the Partnership than an amount which would leave the Partnership with $2 million (including amounts owed by the current general partners due to the negative balances in their capital accounts) immediately prior to liquidation. The complete text of the proposed settlement agreement is Exhibit B to the accompanying Solicitation Statement.

The Amendment Condition. The Offer is conditioned upon a vote by the Limited Partners to amend the Agreement of Limited Partnership to allow the transfer of more than 5% of the Units in a year. You are simultaneously being asked to vote, by means of the Consent, for such amendment. In a proxy statement filed February 20, 2003, the Managing General Partner recommended that you vote in favor of such a proposal. The proposed amendment is more fully described in the accompanying Solicitation Statement.

The General Partner Condition. The Offer is conditioned upon a vote by the Limited Partners to elect me the general partner of the Partnership. You are simultaneously being asked to vote, by means of the Consent, to do so. In connection with my election as general partner, the Offer is also conditioned upon the resignation or removal of the current general partners. You are simultaneously being asked to vote, by means of the Consent, to do so. Should the current general partners contest their removal, payment for the Units will be delayed until such time as there is a final judicial determination that I am the sole general partner of the Partnership.

The Offer is conditioned upon the absence of any litigation in connection with the Offer. Thus, the Managing General Partner, should it wish to deny you the opportunity to consider the Offer, may cause the Partnership, or another person, to commence litigation regarding the Offer. However, I reserve the right to waive this condition, as I do with all conditions. Thus, I have retained the San Francisco law firm of Steefel, Levitt & Weiss to represent me should such litigation be commenced.

The Purchaser confirms that it has disclosed all conditions of the Offer and that all conditions of the Offer must be satisfied prior to Purchaser being obligated to purchase the Units.

Section 16.  Certain Legal Matters and Required Regulatory Approvals.

Except as set forth in this Offer to Purchase, based on its review of filings made by the Partnership with the SEC and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units in the Offer. In addition, the Purchaser is not aware of any filings, approvals, or other actions by or with any domestic, foreign, or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any approval or other action be required, there can be no assurance that any additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain that approval. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions. See "THE OFFER--Section 15--Certain Conditions of the Offer."

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated under the HSR Act by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe that any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

State Takeover Laws. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer, nor any action taken in connection with the Offer, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Units tendered.

Section 17.  Fees and Expenses

D.F. King & Co., Inc., has been retained by the Purchaser to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services in an amount not expected to be in excess of $12,500 in connection with the Offer and will be indemnified against certain liabilities and expenses in connection with its service as the Information Agent.

Except as set forth in this Section 17, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees, if any, will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

Section 18.   Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) Limited Partners in any jurisdiction in which the making of the Offer or the acceptance of Units tendered in the Offer would not be in compliance with the laws of that jurisdiction. The Purchaser is not aware of any jurisdiction within the United States in which the making of the Offer of the acceptance of Units tendered in the Offer would be illegal.

In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will withdraw the Offer. The Purchaser has filed, with the SEC, the Schedule TO, together with exhibits, pursuant to Rule 14d-1 of the General Rules and Regulations under the Exchange Act, furnishing information with respect to the Offer, and may file amendments to that Schedule TO. The Schedule TO and any amendments to that Schedule TO, including exhibits, may be examined and copies may be obtained from the SEC as set forth above in "Introduction."

No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.

                                   SCHEDULE 1
                       PROPERTIES OWNED BY THE PARTNERSHIP

For a summary of the Properties owned by the Partnership, see Section 10 of the Offer.

                              D.F. King & Co., Inc.
                                 48 Wall Street
                               New York, NY 10005
                                  800-949-2583


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